Jumei International Holding Limited

20th Floor, Tower B, Zhonghui Plaza
11 Dongzhimen South Road, Dongcheng District
Beijing 100007, People's Republic of China

September 17, 2019

VIA EDGAR

Mr. Adam Phippen, Staff Accountant

Ms. Donna Di Silvio, Staff Accountant

Office of Consumer Products

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Jumei International Holding Limited (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2018
Filed April 30, 2019
Response Dated August 26, 2019
File No. 001-36442

Dear Mr. Phippen and Ms. Di Silvio:

This letter sets forth the Company’s response to the comment contained in the letter dated September 3, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2018 (the “2018 Form 20-F”) and Company’s response dated August 26, 2019. The Staff’s comment is repeated below in bold and is followed by the Company’s response thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2018 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2018

Consolidated Statements of Comprehensive Income/(Loss), page F-7

1.	We reviewed your response to comment 3. Referencing authoritative literature, please tell us your basis for classifying fiscal 2018 legal contingencies as non-operating expenses. Refer to Rule 5-03 of Regulation S-X.

In response to the Staff’s comment, the Company respectfully advises the Staff that we classified the fiscal 2018 legal contingencies related to patent infringement claims as non-operating expenses based on the nature of these expenses after taking into consideration of Rule 5-03 of Regulation S-X.

U.S. Securities and Exchange Commission

September 17, 2019

The Company incurred the legal contingencies expenses of RMB38 million during fiscal 2018 as a result of patent infringement claims against one of the Company’s subsidiaries, which operates the portable power bank sharing business through its mobile applications and charges its customers for each use of the power bank or subscription for access to the Company’s network of power banks during certain period of time, which was usually less than one month. The cost of revenues and operating expenses of this subsidiary mainly included commissions, depreciation and disposal of portable power banks and charging boxes, staff cost, marketing and promotion expenses, server charges and costs associated with telecommunications, and other general and administrative expenses, which were all generated through the ordinary course of business. The Company generally records legal contingencies in operating expenses when the expenses incurred are as a result of litigations related to the Company’s ordinary course of business, such as general commercial disputes, including but not limited to contract disputes with suppliers or customers, and employment matters, etc. However, the legal contingencies expenses of RMB38 million related to patent infringement did not arise from the ordinary course of the subsidiary’s operation of power bank sharing services. In addition, the patent infringement claims were unusual to the Company’s main business operations, and the Company does not expect such patent infringement claims to recur in the foreseeable future. Therefore, the Company concluded the classification of the fiscal 2018 legal contingencies as a type of miscellaneous expenses and recorded it as non-operating expense following Rule 5-03 of Regulation S-X. Furthermore, the Company made adequate disclosure about the legal contingencies in note 18(b) to the consolidated financial statements, which provided financial statement readers a better understanding of the nature of such legal contingencies.

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If you have any additional questions or comments regarding the 2018 Form 20-F, please contact the undersigned at leochen@jumei.com or +8610-56766918.

Very truly yours,

/s/ Leo Ou Chen
Leo Ou Chen
Chief Executive Officer

cc:	Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP Kang Li, Partner, Ernst & Young Hua Ming LLP